                                  OMB APPROVAL

                              OMB NUMBER: 3235-0145
                           EXPIRES: DECEMBER 31, 1997
                            ESTIMATED AVERAGE BURDEN
                          HOURS PER RESPONSE ... 14.90



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. NINE)*


                                  INFOUSA INC.

                                (NAME OF ISSUER)

                         COMMON STOCK $0.0025 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                   456818 30 1

                                 (CUSIP NUMBER)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VINOD GUPTA

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]

      (b) [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

5     SOLE VOTING POWER

     NUMBER OF     19,987,240*
                   * includes 1,073,332 shares of Common Stock subject to
       SHARES      options exercisable on or before March 1, 2002
                   -------------------------------------------------------------
   BENEFICIALLY            6   SHARED VOTING POWER

     OWNED BY                       -0-

       EACH                7   SOLE DISPOSITIVE POWER

    REPORTING                       19,987,240*

      PERSON       -------------------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
       WITH
                                    -0-

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,987,240*

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      38.5%



                                                                               2
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12    TYPE OF REPORTING PERSON

      IN

Item 1.

        (a) Name of Issuer infoUSA Inc.

        (b) Address of Issuer's Principal Executive Offices
            5711 South 86th Circle, Omaha, Nebraska  68127

Item 2.

        (a) Name of Person Filing

                            VINOD GUPTA

        (b) Address of Principal Business Office or, if none, Residence 5711 South 86th Circle, Omaha, Nebraska 68127

        (c) Citizenship
                            USA

        (d) Title of Class of Securities

                            COMMON STOCK  $0.0025 par value

        (e) CUSIP Number
                            456818 30 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:

        (a) [ ] Broker or Dealer registered under Section 15 of the Act

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

        (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see(S)240.13d-1(b)(1)(ii)(F)

        (g) [ ] Parent Holding Company, in accordance with
                (S)240.13d-1(b)(ii)(G) (Note: See Item 7)



                                                                               3
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        (h) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

        (a) Amount Beneficially Owned 19,987,240*

        (b) Percent of Class 38.5%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote

                           19,987,240*

            (ii) shared power to vote or to direct the vote

                           -0-

            (iii) sole power to dispose or direct the disposition of

                           19,987,240*

            (iv) shared power to dispose or direct the disposition of

                           -0-

Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

               NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

               NOT APPLICABLE

Item 9. Notice of Dissolution of Group

               NOT APPLICABLE



                                                                               4
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Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 4, 2002
                                  -------------

                                      Date

                                 /s/ VINOD GUPTA
                                 ---------------

                                    Signature

                                   VINOD GUPTA
                              Chairman of the Board
                             Chief Executive Officer
                             -----------------------

                                   Name/Title



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